

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-mail</u>
Scott D. Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

   Re: **Atlas Financial Holdings, Inc.**
      Form 10-12G
      Filed March 26, 2012
      File No. 000-54627

Dear Mr. Wollney:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jeffrey Riedler

          Jeffrey Riedler
          Assistant Director